UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of the registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Exhibits 4.1, 4.2 and 4.3 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3D (File No. 333-170234).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

4.1	Amended and Restated Dividend Reinvestment Plan, dated August 11, 2023

4.2	Reinvestment Enrollment Form

4.3	Notice to Participants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

Date: August 11, 2023	By:	/s/ Marisa Wyse
Name: Marisa Wyse
Title: Chief Legal & Regulatory Officer and Corporate Secretary